January 18, 2011

Mr. Duc Dang

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:                               Herbst Gaming, LLC (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-12G
Form 10-Q for the Period Ended September 30, 2010

Filed December 14, 2010
File No. 000-54085

Dear Mr. Dang:

We have received and reviewed the comments in the letter of the United States Securities and Exchange Commission staff (the “Staff”) dated January 12, 2011.  The purpose of this letter is to provide our response to those comments.  To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.

Form 10-Q for the Period Ended September 30, 2010

Exhibit 31.1

1.                                       We note that your certification includes the title of the certifying individual in the “I [identify the certifying individual], certify that” line.  Considering that the certification must be signed in a personal capacity, please confirm to us that your officer signed such certification in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

2.                                       We note that your certification is not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Please confirm that you will revise your certifications in future filings to conform exactly to the language within Item 601(b)(31) of Regulation S-K.

RESPONSE:

We will ensure that certifications in future filings exclude the title of the certifying individual from the opening sentence and are signed in a personal capacity.  We will also ensure that certifications in future filings conform exactly to the language within Item 601(b)(31) of Regulation S-K.

* * *

Attached is a statement from the Company acknowledging the items requested in your original letter.  If I can be of any assistance to you or should you have any questions, please do not hesitate to contact Donna Lehmann, Chief Financial Officer at (702) 889-7690 or me directly at (702) 889-7625.

Sincerely,

/s/ David Ross
David Ross
Chief Executive Officer and Manager

Attachments

cc:	Deborah J. Ruosch, Milbank Tweed Hadley & McCloy
Tom Walker, Deloitte & Touche

The undersigned on behalf of Herbst Gaming, LLC (the “Company”) acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Ross
David Ross
Chief Executive Officer and Manager